February 3, 2010

PRESS RELEASE

For immediate release

Roger Carr to step down as Chairman of
Cadbury Plc

Roger Carr announced on Wednesday his intention to stand down as Chairman of Cadbury following Kraft Foods’ decision to declare its Offer for Cadbury unconditional.

Commenting on his decision, Roger Carr said:

“It has been my great pleasure and privilege to chair Cadbury for the past two years, and I would like to thank Todd Stitzer, my fellow Board members and indeed all of my Cadbury colleagues for their valuable support and commitment in taking this great company forward in that period.

“Together we have fought an excellent defence campaign and delivered substantial value to Cadbury shareholders. In handing over to Irene Rosenfeld I wish her the very best as she takes on responsibility for continuing to build and develop what is indisputably one of the world’s greatest brands.”

The effective date of Roger Carr’s resignation from the Board has yet to be determined.

• Ends –

Roger Carr

Term of office:

Appointed to the Board in January 2001, as Deputy Chairman and Senior Independent Non-executive Director in May 2003 and as Chairman of Cadbury plc in July 2008. He is Chairman of the Nomination Committee.

Skills and experience:

Roger Carr’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareholders on matters of corporate governance.

Other directorships and offices:

Chairman of Centrica plc
Non-executive Director of The Bank of England
Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
Chairman of Mitchells & Butlers plc (2003-2008)
Chairman of Chubb plc (2000–2002)
Chairman of Thames Water (1998–2000)
Chief Executive Officer of Williams plc (1994–2000)

Favourite products:

Bournville and Green & Black’s

Age: 63

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head